EXHIBIT 99.1

Precision Drilling Announces 2025 Third Quarter Unaudited Financial Statements

CALGARY, Alberta, Oct. 22, 2025 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this news release.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces its 2025 third quarter results, confirms shareholder return targets, and continues to strengthen its North American Super Series rig fleet to meet customer demand.

Financial Highlights

  Revenue of $462 million was 3% lower than $477 million reported in the third quarter of 2024, representing a relative outperformance versus industry drilling rig activity declines of 15%(1) in Canada and 7%(1) in the U.S. over the comparable period.
  Adjusted EBITDA(2) was $118 million, including $11 million of share-based compensation expense. In 2024, third quarter Adjusted EBITDA was $142 million and included a share-based compensation recovery of $0.2 million.
  Net earnings attributable to shareholders was a loss of $7 million as we recorded a higher deferred income tax expense related to our U.S. operations. In the third quarter of 2024, net earnings attributable to shareholders was $39 million.
  Cash provided by operations during the quarter was $76 million, allowing the Company to repay $10 million of debt and achieve its annual guidance target three months early. Precision also repurchased $9 million of common shares, bringing year-to-date repurchases to $54 million.
  Capital expenditures were $69 million during the quarter and $182 million for the first nine months of the year. During the quarter, Precision upgraded and moved two Super Triple rigs from the U.S. under long-term contracts and secured additional customer-funded upgrades in Canada and the U.S. As a result, the Company revised its 2025 capital budget to $260 million from $240 million.

Operational Highlights

  Canada averaged 63 active drilling rigs, a 13% decrease in rig utilization days from the third quarter of 2024, reflective of lower industry activity.
  Canadian revenue per utilization day increased to $34,193 from $32,325, primarily due to rig mix as we had more active Super Triples.
  U.S. averaged 36 active rigs versus 35 in the third quarter of 2024, while industry activity was down 40(1) rigs over this same period. For the past two quarters, Precision's U.S. rig utilization days increased 24% while industry activity declined 8%(1).
  U.S. revenue per utilization day was US$31,040 compared to US$32,949 in the same period last year, as lower industry demand placed downward pressure on rates.
  Internationally, we averaged seven active rigs versus eight in the third quarter of 2024, while revenue per utilization day was US$53,811 compared to US$47,223 due to planned rig recertifications in 2024.
  Canadian well service rig operating hours increased 6% versus the same quarter in 2024.

(1)  See "SEGMENT REVIEW OF CONTRACT DRILLING SERVICES".
(2)  See “FINANCIAL MEASURES AND RATIOS”.

MANAGEMENT COMMENTARY

“Precision’s third quarter not only achieved financial results that exceeded most expectations, but also demonstrated our ability to meet shareholder capital allocation commitments while continuing to strengthen our competitive position through fleet investments in key operating markets. Precision’s favorable positioning in U.S. natural gas markets and Canadian heavy oil and unconventional natural gas markets, combined with scale and technical expertise, have provided us the ability to capture numerous opportunities to deploy upgrade capital underpinned by customer commitments, drive revenue and activity growth, and deliver excellent financial returns to our shareholders,” stated Carey Ford, Precision’s President and Chief Executive Officer.

"Despite a North American drilling market that is down 7% compared to a year ago, Precision’s current U.S. activity and Canadian Super Triple activity are both up more than 10% compared to this time last year. We have delivered strong activity while demonstrating resilient margins in both Canada and the U.S.

"In Canada, we are currently operating 68 drilling rigs and demand for our Super Triple and Super Single rig classes remains robust and we expect near full utilization this winter season. During the quarter, we mobilized two Super Triple drilling rigs from the U.S. market to a large Canadian customer on a multi-year, multi-rig contract. Both rigs have been upgraded and will begin generating revenue in the fourth quarter.

"In the U.S., we are currently operating 39 drilling rigs, an increase from an average of 30 rigs in the first quarter of 2025, and we continue to see strength in natural gas basins such as the Haynesville and Marcellus. We are encouraged by the quality and quantity of customer conversations and the increase in overall natural gas activity; however, the short-term nature of the majority of contracts, combined with overall softer commodity prices, provides us with limited visibility beyond early 2026.

"Internationally, our operations continue to provide stable free cash flow with seven rigs operating in the Middle East. Further adding to our free cash flow profile is Precision’s Completion and Production Services segment, where our market-leading well servicing and rentals position supported robust results for the quarter, generating Adjusted EBITDA of $19 million.

"Demand for Precision’s North American Super Series rigs remains strong. During the quarter we increased our planned 2025 capital expenditures from $240 million to $260 million, entirely the result of upgrade expenditures backed by customer contracts. We expect to upgrade 27 drilling rigs by the end of this year and effectively all upgrades are for customers operating in geographic markets where we have already experienced a year over year increase in activity or expect to this winter drilling season.

"We remain committed to our capital allocation plans and have met our annual debt reduction target for 2025, reducing debt by over $100 million as of the end of the third quarter. For the remainder of the year, we plan to focus on share buybacks and expect to allocate between 35% and 45% of our free cash flow to share repurchases by year end, building on the $54 million of shares repurchased during the first nine months of the year.

"As Precision’s new President & CEO, I am excited to lead our talented and dedicated employees into the next era of performance. We have the team, culture, assets, and balance sheet to continue to serve our customers and drive value for shareholders. I look forward to working with all stakeholders and firmly securing Precision’s position as the highest performing land driller and well servicing provider in the regions we operate," concluded Mr. Ford.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	% Change	2025	2024	% Change
Revenue	462,250	477,155	(3.1)	1,365,196	1,434,157	(4.8)
Adjusted EBITDA(1)	117,632	142,425	(17.4)	363,229	400,695	(9.4)
Net earnings (loss)	(6,472)	39,183	(116.5)	44,962	96,400	(53.4)
Net earnings (loss) attributable to shareholders	(6,761)	39,183	(117.3)	44,017	96,400	(54.3)
Cash provided by operations	75,869	79,674	(4.8)	286,783	319,292	(10.2)
Funds provided by operations(1)	96,541	113,322	(14.8)	310,673	342,837	(9.4)

Cash used in investing activities	61,194	38,852	57.5	154,445	141,032	9.5
Capital spending by spend category(1)
Expansion and upgrade	35,314	7,709	358.1	81,617	30,501	167.6
Maintenance and infrastructure	34,012	56,139	(39.4)	100,447	127,297	(21.1)
Proceeds on sale	(6,200)	(5,647)	9.8	(21,794)	(21,825)	(0.1)
Net capital spending(1)	63,126	58,201	8.5	160,270	135,973	17.9

Net earnings (loss) attributable to shareholders per share:
Basic	(0.51)	2.77	(118.4)	3.28	6.74	(51.4)
Diluted	(0.51)	2.31	(122.1)	3.09	6.73	(54.1)
Weighted average shares outstanding:
Basic	13,211	14,142	(6.6)	13,430	14,312	(6.2)
Diluted	13,211	14,890	(11.3)	14,070	14,317	(1.7)

(1) See “FINANCIAL MEASURES AND RATIOS”.

Operating Highlights

	For the three months ended September 30,			For the nine months ended September 30,
	2025	2024	% Change	2025	2024	% Change
Contract drilling rig fleet	215	214	0.5	215	214	0.5
Drilling rig utilization days:
Canada	5,766	6,586	(12.5)	17,026	17,667	(3.6)
U.S.	3,341	3,196	4.5	9,065	9,885	(8.3)
International	644	736	(12.5)	2,044	2,192	(6.8)
Revenue per utilization day:
Canada(Cdn$)	34,193	32,325	5.8	35,695	34,497	3.5
U.S.(US$)	31,040	32,949	(5.8)	31,693	33,011	(4.0)
International(US$)	53,811	47,223	14.0	52,037	51,761	0.5
Operating costs per utilization day:
Canada(Cdn$)	21,186	19,448	8.9	21,375	20,196	5.8
U.S.(US$)	22,340	22,207	0.6	22,709	22,113	2.7

Service rig fleet	152	155	(1.9)	148	155	(4.5)
Service rig operating hours	63,522	59,883	6.1	172,936	184,546	(6.3)

Drilling Activity

	Average for the quarter ended 2024				Average for the quarter ended 2025
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count(1):
Canada	73	49	72	65	74	50	63
U.S.	38	36	35	34	30	33	36
International	8	8	8	8	8	7	7
Total	119	93	115	107	112	90	106

(1) Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2025	December 31, 2024
Working capital(1)	164,986	162,592
Cash	38,311	73,771
Long-term debt	687,732	812,469
Total long-term financial liabilities(1)	754,334	888,173
Total assets	2,800,895	2,956,315
Long-term debt to long-term debt plus equity ratio(1)	0.29	0.33

(1) See “FINANCIAL MEASURES AND RATIOS”.

Summary for the three months ended September 30, 2025:

  Revenue in the third quarter was $462 million, $15 million lower than the same period last year primarily due to lower Canadian drilling activity offset in part by higher average day rates. With tariff and commodity price uncertainty, some Canadian producers deferred work until this winter season. Revenue from our U.S. drilling, International drilling, and Completion and Production operations were all comparable with the third quarter of 2024.
  Adjusted EBITDA was $118 million compared to $142 million in the third quarter of 2024. The decrease was mainly attributable to factors impacting revenue plus higher operating costs in Canada and share-based compensation expense, which was $11 million versus a recovery of $0.2 million in the same period last year. For additional information on share-based compensation please refer to "Other Items" later in this news release.
  Net earnings attributable to shareholders was a loss of $7 million or a loss of $0.51 per share compared to $39 million or $2.77 per share for the same period last year. During the quarter, we recorded a higher deferred income tax expense related to our U.S. operations. For additional information on income taxes please refer to "Other Items" later in this news release.
  Cash provided by operations was $76 million and the Company repurchased 121,364 shares for $9 million and reduced long-term debt by $10 million. We also redeemed the remaining portion of our 2026 unsecured senior notes of $138 million (US$100 million) primarily by drawing $129 million from our Senior Credit Facility. Precision ended the quarter with $38 million of cash and more than $400 million in available liquidity.
  In Canada, revenue per utilization day was $34,193 compared to $32,325 in the same period last year, primarily due to rig mix as Precision had more Super Triples active in the third quarter of 2025 compared with 2024 and higher recoverable costs.
  Canadian operating costs per utilization day were $21,186 compared to $19,448, with the increase attributable to more labor related to rig mix, recoverable expenses, and rig move costs as we mobilized two rigs from the U.S.
  In the U.S., revenue per utilization day was US$31,040 compared to US$32,949 in the same period last year, as lower industry activity caused downward pressure on rates.
  U.S. operating costs per utilization day was US$22,340 versus US$22,207 in the third quarter of 2024. With an increasing rig count, our operating costs per utilization day included US$502 of rig reactivation charges compared to US$270 in the same period last year.
  Internationally, we had revenue per utilization per day of US$53,811 compared to US$47,223 in the same period last year. The lower rate in 2024 was due to planned rig recertifications that resulted in non-billable utilization days. We realized revenue of US$35 million in the third quarter of 2025 and 2024 as the higher revenue per utilization day was offset by lower activity following one Saudi Arabia rig being temporarily suspended in May.
  Completion and Production Services revenue was $75 million versus $73 million generated in the third quarter of 2024 as our well service hours increased 6% in Canada. Adjusted EBITDA was $19 million, representing 26% of revenue and similar to 27% in 2024.
  General and administrative expenses were $31 million versus $23 million in the third quarter of 2024, primarily due to higher share-based compensation expense as our share price appreciated 22% in the quarter.
  Capital expenditures were $69 million compared to $64 million in the third quarter of 2024 and included $34 million for the maintenance of existing assets, infrastructure, and intangible assets and $35 million for upgrades(1).

(1) See “FINANCIAL MEASURES AND RATIOS.”

Summary for the nine months ended September 30, 2025:

  Revenue for the first nine months of 2025 was $1,365 million, a decrease of 5% from 2024. The majority of this decrease related to lower activity and day rates in U.S. drilling.
  Adjusted EBITDA was $363 million versus $401 million in 2024. The decrease was primarily driven by U.S. results, which were in part offset by share-based compensation expense of $18 million compared to $32 million in 2024. On a year-to-date basis, share-based compensation decreased due to lower share price performance relative to 2024. Please refer to “Other Items” later in this news release for additional information on share-based compensation.
  Net earnings attributable to shareholders was $44 million or $3.28 per share compared to $96 million or $6.74 per share in 2024 due to lower Adjusted EBITDA and higher income taxes, partially offset by lower net finance charges. Please refer to “Other Items” later in this news release for additional information on income taxes.
  Net finance charges decreased $9 million to $44 million as a result of a lower outstanding debt balance, partially offset by the impact of the weakening Canadian dollar on our U.S. dollar-denominated interest expense.
  General and administrative costs were $85 million compared to $97 million for the first nine months of 2024, primarily the result of lower share-based compensation expense.
  Cash provided by operations was $287 million and the Company repurchased 767,422 shares for $54 million and reduced debt by $101 million, redeeming $222 million (US$160 million) of 2026 unsecured senior notes while utilizing $122 million on the Senior Credit Facility.
  Capital expenditures were $182 million for the first nine months of 2025 and included $100 million for maintenance, infrastructure, and intangible assets, and $82 million for upgrades. By comparison, for the first nine months of 2024, capital expenditures were $158 million and included $127 million for maintenance, infrastructure, and intangible assets, and $31 million for expansion and upgrades. On a year-to-date basis, lower rig utilization days has resulted in lower maintenance expenditures, while strong demand for customer-funded rig upgrades has more than offset this decrease.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2025 strategic priorities and the progress made during the third quarter are summarized below.

  Maximize free cash flow through disciplined capital deployment and strict cost management.
    Generated cash from operations of $76 million, allowing Precision to reduce debt and buy back shares.
    On track to realize approximately $10 million in annual savings following fixed cost reductions in the first quarter to address market uncertainty.
    Recorded resilient operating margins(1) in Canada year over year and in the U.S. versus the previous quarter.
  Enhance shareholder returns through debt reduction and share repurchases.  Plan to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases.
    Achieved our annual debt reduction target during the third quarter, bringing our year-to-date total to $101 million.
    Returned $9 million of capital to shareholders by repurchasing 121,364 shares during the quarter. Year to date, we have repurchased $54 million in shares and are on track to meet our annual guidance.
    Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of September 30, 2025, we have reduced our debt by $535 million since the beginning of 2022.
  Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.
    Maintained strong pricing in Canada with revenue per utilization day improving 6% over the third quarter of 2024.
    Grew U.S. rig utilization averaging 36 active rigs versus 33 in the previous quarter while industry activity decreased.
    Increased 2025 capital budget to $260 million from $240 million to provide for five additional customer-funded rig upgrades, including two Super Triple rigs moved from the U.S. to Canada under long-term contracts.
    Current market conditions and commodity price volatility have made acquisitions less attractive in the near term.

(1) Defined as revenue per utilization day less operating costs per utilization day.

OUTLOOK

Near-term expectations for global energy demand growth continue to be tempered by several geopolitical events, including OPEC+ easing of curtailments, trade and tariff uncertainty, and international conflicts. However, we believe the long-term fundamentals for energy are positive, driven by economic growth, demand from emerging economies, LNG off-take, and natural gas sourced power generation demand for AI data centers.

In Canada, additional takeaway capacity for both oil and natural gas continues to support Canadian activity. LNG Canada made its first shipment at the beginning of July and as customers take a long-term view of this business, demand for our Super Triple rigs is near full capacity. The Trans Mountain pipeline expansion continues to support heavy oil production, driving our Super Single rig utilization toward full capacity. With strong Canadian drilling fundamentals, we expect our winter drilling season to meet or exceed last year's winter activity, assuming supportive commodity prices.

In the U.S., while oil rig activity continues to be challenged, the year-to-date natural gas rig count has increased approximately 20% as customers are becoming more constructive on LNG off-take and AI demand. We have capitalized on these emerging opportunities in natural gas basins such as the Haynesville and Marcellus and increased our U.S. drilling rig utilization days 24% over the last two quarters. We currently have 39 rigs active and continue to have encouraging customer conversations that could result in additional activity increases.

Internationally, we have eight rigs under contract with five active in Kuwait, two active in the Kingdom of Saudi Arabia and one rig temporarily suspended in Saudi Arabia. The majority of our international rigs are under five-year term contracts that extend into 2027 and 2028 and we expect seven active for the remainder of the year. We continue to look for opportunities to leverage our international footprint and expertise.

As the premier well service provider in Canada, the long-term outlook for this business is positive, driven by increased takeaway capacity from the Trans Mountain pipeline expansion and LNG Canada, and our High Performance, High Value service offering. We expect customer demand and pricing to remain strong into the foreseeable future, assuming no significant change in market conditions.

Overall, our outlook for the remainder of the year remains optimistic but will continue to be commodity price dependent. With the constructive commodity prices we experienced at the beginning of the fourth quarter, we expect our fourth quarter activity levels to be steady year over year with some upside potential. Our operating margins in Canada are expected to average between $14,000 and $15,000 per utilization day and remain consistent to the margins we reported in the fourth quarter of 2024. In the U.S., we expect our fourth quarter operating margins to remain stable and average between US$8,000 and US$9,000 per utilization day.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at October 22, 2025. For the quarter ending after September 30, 2025, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at October 22, 2025	Average for the quarter ended 2024				Average	Average for the quarter ended 2025				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2024	Mar. 31	June 30	Sept. 30	Dec. 31	2025
Average rigs under term contract:
Canada	24	22	23	23	23	20	18	16	20	19
U.S.	20	17	17	16	18	16	16	17	16	16
International	8	8	8	8	8	8	7	7	7	7
Total	52	47	48	47	49	44	41	40	43	42

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024	% Change
Revenue	390,943	406,155	(3.7)	1,165,752	1,215,125	(4.1)
Expenses:
Operating	264,300	262,933	0.5	771,160	776,210	(0.7)
General and administrative	9,783	9,987	(2.0)	30,294	32,253	(6.1)
Adjusted EBITDA(1)	116,860	133,235	(12.3)	364,298	406,662	(10.4)
Adjusted EBITDA as a percentage of revenue(1)	29.9%	32.8%		31.3%	33.5%

(1)  See “FINANCIAL MEASURES AND RATIOS”.

Canadian onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	74	214	73	208
June 30	50	127	49	134
September 30	63	176	72	207
Year to date average	62	172	65	183

(1) Canadian operations only.
(2) Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	30	572	38	602
June 30	33	556	36	583
September 30	36	525	35	565
Year to date average	33	551	36	583

(1)  United States lower 48 operations only.
(2)  Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024
Revenue	74,612	73,074	2.1	207,878	225,987	(8.0)
Expenses:
Operating	52,832	50,608	4.4	153,914	167,128	(7.9)
General and administrative	2,509	2,725	(7.9)	7,271	8,073	(9.9)
Adjusted EBITDA(1)	19,271	19,741	(2.4)	46,693	50,786	(8.1)
Adjusted EBITDA as a percentage of revenue(1)	25.8%	27.0%		22.5%	22.5%
Well servicing statistics:
Number of service rigs (end of period)	152	155	(1.9)	148	155	(4.5)
Service rig operating hours	63,522	59,883	6.1	172,936	184,546	(6.3)

(1)  See “FINANCIAL MEASURES AND RATIOS”.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2024 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash settled share-based incentive plans	9,285	(1,626)	12,350	28,810
Equity settled share-based incentive plans	1,544	1,440	5,522	3,517
Total share-based incentive compensation plan expense	10,829	(186)	17,872	32,327

Allocated:
Operating	2,308	221	4,690	8,159
General and Administrative	8,521	(407)	13,182	24,168
	10,829	(186)	17,872	32,327

Income Taxes

During the quarter, the Company recognized a deferred income tax expense of $33 million, primarily attributable to the waiving of certain U.S. tax deductions. These deductions were waived to mitigate minimum taxes that the Corporation became subject to as a result of stronger operating results. Consequently, Precision expects to not be subject to U.S. income tax for several years. The waiving of these U.S. tax deductions has been accounted for as a change in tax estimate and adjusted prospectively, resulting in an increase to deferred tax expense and corresponding increase to the deferred tax liability.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Adjusted EBITDA by segment:
Contract Drilling Services	116,860	133,235	364,298	406,662
Completion and Production Services	19,271	19,741	46,693	50,786
Corporate and Other	(18,499)	(10,551)	(47,762)	(56,753)
Adjusted EBITDA	117,632	142,425	363,229	400,695
Depreciation and amortization	79,487	75,073	229,381	227,104
Gain on asset disposals	(3,454)	(3,323)	(12,751)	(14,235)
Foreign exchange	717	849	(533)	772
Finance charges	13,751	16,914	44,368	53,472
Loss (gain) on investments and other assets	(94)	(150)	1,531	(330)
Income taxes	33,697	13,879	56,271	37,512
Net earnings (loss)	(6,472)	39,183	44,962	96,400
Non-controlling interests	289	—	945	—
Net earnings (loss) attributable to shareholders	(6,761)	39,183	44,017	96,400

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Capital spending by spend category
Expansion and upgrade	35,314	7,709	81,617	30,501
Maintenance, infrastructure and intangibles	34,012	56,139	100,447	127,297
	69,326	63,848	182,064	157,798
Proceeds on sale of property, plant and equipment	(6,200)	(5,647)	(21,794)	(21,825)
Net capital spending	63,126	58,201	160,270	135,973
Proceeds from sale of investments and other assets	—	—	—	(3,623)
Purchase of investments and other assets	10	7	21	7
Receipt of finance lease payments	(209)	(207)	(626)	(591)
Changes in non-cash working capital balances	(1,733)	(19,149)	(5,220)	9,266
Cash used in investing activities	61,194	38,852	154,445	141,032

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Current assets	449,676	501,284
Current liabilities	(284,690)	(338,692)
Working capital	164,986	162,592

Total Long-term Financial Liabilities	We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Total non-current liabilities	848,943	935,624
Deferred tax liabilities	(94,609)	(47,451)
Total long-term financial liabilities	754,334	888,173

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2025;
  our capital expenditures, free cash flow allocation and debt reduction plans for 2025 and beyond;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2025;
  the average number of term contracts in place for 2025;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  the impact of tariffs and trade disputes;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$38,311	$73,771
Accounts receivable	365,110	378,712
Inventory	46,255	43,300
Assets held for sale	—	5,501
Total current assets	449,676	501,284
Non-current assets:
Deferred tax assets	2,228	6,559
Property, plant and equipment	2,267,036	2,356,173
Intangibles	10,353	12,997
Right-of-use assets	59,358	66,032
Finance lease receivables	4,395	4,806
Investments and other assets	7,849	8,464
Total non-current assets	2,351,219	2,455,031
Total assets	$2,800,895	$2,956,315

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$264,296	$314,355
Income taxes payable	2,355	3,778
Current portion of lease obligations	18,039	20,559
Total current liabilities	284,690	338,692

Non-current liabilities:
Share-based compensation	11,278	13,666
Provisions and other	7,213	7,472
Lease obligations	48,111	54,566
Long-term debt	687,732	812,469
Deferred tax liabilities	94,609	47,451
Total non-current liabilities	848,943	935,624
Equity:
Shareholders’ capital	2,264,396	2,301,729
Contributed surplus	79,591	77,557
Accumulated other comprehensive income	175,451	199,020
Deficit	(856,817)	(900,834)
Total equity attributable to shareholders	1,662,621	1,677,472
Non-controlling interest	4,641	4,527
Total equity	1,667,262	1,681,999
Total liabilities and equity	$2,800,895	$2,956,315

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024

Revenue	$462,250	$477,155	$1,365,196	$1,434,157
Expenses:
Operating	313,827	311,467	916,640	936,383
General and administrative	30,791	23,263	85,327	97,079
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	117,632	142,425	363,229	400,695
Depreciation and amortization	79,487	75,073	229,381	227,104
Gain on asset disposals	(3,454)	(3,323)	(12,751)	(14,235)
Foreign exchange	717	849	(533)	772
Finance charges	13,751	16,914	44,368	53,472
Loss (gain) on investments and other assets	(94)	(150)	1,531	(330)
Earnings before income taxes	27,225	53,062	101,233	133,912
Income taxes:
Current	1,133	2,297	3,307	4,659
Deferred	32,564	11,582	52,964	32,853
	33,697	13,879	56,271	37,512
Net earnings (loss)	$(6,472)	$39,183	$44,962	$96,400
Attributable to:
Shareholders of Precision Drilling Corporation	$(6,761)	$39,183	$44,017	$96,400
Non-controlling interests	$289	$—	$945	$—
Net earnings (loss) per share attributable to shareholders of Precision Drilling Corporation:
Basic	$(0.51)	$2.77	$3.28	$6.74
Diluted	$(0.51)	$2.31	$3.09	$6.73

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Net earnings (loss)	$(6,472)	$39,183	$44,962	$96,400
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	30,777	(16,104)	(49,327)	30,409
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(14,715)	9,536	25,758	(19,283)
Comprehensive income	$9,590	$32,615	$21,393	$107,526
Attributable to:
Shareholders of Precision Drilling Corporation	$9,301	$32,615	$20,448	$107,526
Non-controlling interests	$289	$—	$945	$—

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash provided by (used in):
Operations:
Net earnings (loss)	$(6,472)	$39,183	$44,962	$96,400
Adjustments for:
Long-term compensation plans	5,608	2,620	11,998	14,490
Depreciation and amortization	79,487	75,073	229,381	227,104
Gain on asset disposals	(3,454)	(3,323)	(12,751)	(14,235)
Unrealized foreign exchange	1,380	815	(1,034)	965
Finance charges	13,751	16,914	44,368	53,472
Income taxes	33,697	13,879	56,271	37,512
Other	2	27	(19)	120
Loss (gain) on investments and other assets	(94)	(150)	1,531	(330)
Income taxes paid	(593)	(508)	(4,760)	(4,842)
Income taxes recovered	5	58	5	58
Interest paid	(26,987)	(31,692)	(60,245)	(69,435)
Interest received	211	426	966	1,558
Funds provided by operations	96,541	113,322	310,673	342,837
Changes in non-cash working capital balances	(20,672)	(33,648)	(23,890)	(23,545)
Cash provided by operations	75,869	79,674	286,783	319,292

Investments:
Purchase of property, plant and equipment	(69,326)	(63,797)	(182,064)	(157,747)
Purchase of intangibles	—	(51)	—	(51)
Proceeds on sale of property, plant and equipment	6,200	5,647	21,794	21,825
Proceeds from sale of investments and other assets	—	—	—	3,623
Purchase of investments and other assets	(10)	(7)	(21)	(7)
Receipt of finance lease payments	209	207	626	591
Changes in non-cash working capital balances	1,733	19,149	5,220	(9,266)
Cash used in investing activities	(61,194)	(38,852)	(154,445)	(141,032)

Financing:
Issuance of long-term debt	128,780	10,900	138,780	10,900
Repayment of long-term debt	(138,475)	(59,658)	(239,439)	(162,506)
Repurchase of share capital	(8,802)	(16,891)	(54,058)	(50,465)
Issuance of common shares from the exercise of options	208	495	208	686
Debt amendment fees	(697)	—	(697)	(1,317)
Distributions to non-controlling interest	(831)	—	(831)	—
Lease payments	(3,854)	(3,586)	(11,363)	(10,005)
Funding from non-controlling interest	—	4,392	—	4,392
Cash used in financing activities	(23,671)	(64,348)	(167,400)	(208,315)
Effect of exchange rate changes on cash	609	(403)	(398)	177
Increase (decrease) in cash	(8,387)	(23,929)	(35,460)	(29,878)
Cash, beginning of period	46,698	48,233	73,771	54,182
Cash, end of period	$38,311	$24,304	$38,311	$24,304

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	44,017	44,017	945	44,962
Other comprehensive income for the period	—	—	(23,569)	—	(23,569)	—	(23,569)
Share options exercised	299	(91)	—	—	208	—	208
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Distributions to non-controlling interest	—	—	—	—	—	(831)	(831)
Share repurchases	(49,889)	—	—	—	(49,889)	—	(49,889)
Redemption of non-management directors share units	606	(606)	—	—	—	—	—
Share-based compensation expense	—	5,521	—	—	5,521	—	5,521
Balance at September 30, 2025	$2,264,396	$79,591	$175,451	$(856,817)	$1,662,621	$4,641	$1,667,262

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings for the period	—	—	—	96,400	96,400	—	96,400
Other comprehensive income for the period	—	—	11,126	—	11,126	—	11,126
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share options exercised	978	(292)	—	—	686	—	686
Share repurchases	(51,050)	—	—	—	(51,050)	—	(51,050)
Redemption of non-management directors share units	176	(176)	—	—	—	—	—
Share-based compensation expense	—	3,517	—	—	3,517	—	3,517
Funding from non-controlling interest	—	—	—	—	—	4,392	4,392
Balance at September 30, 2024	$2,337,079	$76,656	$158,602	$(915,629)	$1,656,708	$4,392	$1,661,100

2025 THIRD QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 11:00 a.m. MT (1:00 p.m. ET) on Thursday, October 23, 2025.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register-conf.media-server.com/register/BI0700f4f25d0e4213b72b522814e1dd66

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/3c9ztnwj

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com